Exhibit 99.1

 Execution Version
FOURTH AMENDMENT TO
FIFTH AMENDED AND RESTATED CREDIT AGREEMENT
AND CONSENT

THIS AGREEMENT made as of the 30th day of September, 2014

B E T W E E N:

JUST ENERGY ONTARIO L.P., an Ontario limited partnership as Canadian borrower (the “Canadian Borrower”)

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JUST ENERGY (U.S.) CORP., a Delaware corporation as US borrower (the “US Borrower” and together with the Canadian Borrower, the “Borrowers”)

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CANADIAN IMPERIAL BANK OF COMMERCE, as administrative agent (the “Agent”)

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THE FINANCIAL INSTITUTIONS SIGNATORY HERETO, as lenders (the “Lenders”)

WHEREAS the Borrowers, the Agent and the Lenders are parties to a fifth amended and restated credit agreement dated as of October 2, 2013, as amended by a first amendment dated as of January 29, 2014, a second amendment dated as of March 31, 2014 and a third amendment dated as of June 27, 2014 (as further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

AND WHEREAS the Borrowers, the Agent and the Lenders amended the Credit Agreement pursuant to the terms of a third amendment to the fifth amended and restated credit agreement and consent, made as of June 27, 2014 (the “Third Amendment Agreement”), in order to amend, among other things, certain provisions of the Credit Agreement to become effective on the NEC Closing Date;

AND WHEREAS the NEC Disposition has not yet been consummated as of the date hereof;

AND WHEREAS the Borrowers and the Lenders wish to amend certain terms and conditions of the Credit Agreement as set forth herein;

AND WHEREAS the Borrowers have requested certain accommodations and consents which are detailed in this Agreement;

AND WHEREAS the Lenders are agreeable to provide the consents contemplated herein and requested by the Borrowers in accordance with the terms hereof;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1 Defined Terms

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

Section 2 Amendments to Credit Agreement

(1) The following definition is hereby added to Section 1.01 of the Credit Agreement immediately following the definition of “Event of Default”:

““Excess Distributable Free Cash Flow” means the amount of Distributable Free Cash Flow (for the period ended March 31, 2015, calculated on a last nine month basis and for any other period, calculated on a last twelve months basis) remaining after any Permitted Distributions are made in any
Fiscal Quarter pursuant to Section 9.04(7)(a).”

(2) The following definitions are hereby added to Section 1.01 of the Credit Agreement immediately following the definition of “Hostile Take-Over Bid”:

“Hudson Solar” means Hudson Energy Solar Corp., a Delaware corporation.

“Hudson Solar Closing Date” means the date on which the Hudson Solar Disposition is consummated.

“Hudson Solar Disposition” means the sale of all of the issued and outstanding shares of Hudson Solar by the US Borrower to SunEdison Holdings Corp. and TerraForm Hudson Energy Solar, LLC or Affiliates thereof.

(3) The following definition is hereby added to Section 1.01 of the Credit Agreement immediately following the definition of “NEC”:

““NEC Closing Date” means the date on which the NEC Disposition is consummated.”

(4) The following definition is hereby added to Section 1.01 of the Credit Agreement immediately following the definition of “NEC Debt”:

““NEC Disposition” means the sale of all of the common and preferred shares of NEC by JustEnergy and the Canadian Borrower to Reliance Comfort Limited Partnership or an Affiliate thereof.”

(5) Sections 9.02(1) and (2) of the Credit Agreement are hereby deleted in their entirety and replaced with the following:

“(1) Total Debt to EBITDA Ratio The Borrowers, on a Modified Consolidated Basis, will ensure that the Total Debt to EBITDA Ratio determined as at the last day of (a) the Fiscal Quarter ending September 30, 2013 and December 31, 2013 is not greater than 3.00:1, in respect of the immediately preceding Four Quarter Period, (b) the Fiscal Quarter ending March 31, 2014 is not greater than 3.50:1, in respect of the immediately preceding Four Quarter Period, (c) the Fiscal Quarter ending June 30, 2014 is not greater than 3.50:1, in respect of the immediately preceding Four Quarter Period, (d) the Fiscal Quarter ending September 30, 2014 is not greater than 4.15:1, in respect of the immediately preceding Four Quarter Period, and (e) each Fiscal Quarter thereafter is not greater than 3.25:1, in respect of the immediately preceding Four Quarter Period. Notwithstanding clause (e) of the foregoing, upon the NEC Closing Date, the Borrowers, on a Modified Consolidated Basis, will ensure that the Total Debt to EBITDA Ratio determined as at the last day of each Fiscal Quarter thereafter is not greater than 3.50:1, in respect of the immediately preceding Four Quarter Period.

(2) Senior Debt to EBITDA Ratio The Borrowers, on a Modified Consolidated Basis, will ensure that the Senior Debt to EBITDA Ratio determined as at the last day of (a) the Fiscal Quarters ending September 30, 2013 and December 31, 2013, is not greater than 2.25:1 in respect of the immediately preceding Four Quarter Period, (b) the Fiscal Quarter ending March 31, 2014, is not greater than 2.00:1 in respect of the immediately preceding Four Quarter Period, (c) the Fiscal Quarter ending June 30, 2014, is not greater than 1.75:1 in respect of the immediately preceding Four Quarter Period, (d) the Fiscal Quarter ending September 30, 2014, is not greater than 2.25:1 in respect of the immediately preceding Four Quarter Period, and (f) each Fiscal Quarter thereafter, is not greater than 1.75:1 in respect of the immediately preceding Four Quarter Period. Notwithstanding clause (f) of the foregoing, upon the NEC Closing Date, the Borrowers, on a Modified Consolidated Basis, will ensure that the Senior Debt to EBITDA Ratio determined as at the last day of each Fiscal Quarter thereafter, is not greater than 1.50:1 in respect of the immediately preceding Four Quarter Period.”

(6) Section 9.04(5) of the Credit Agreement is hereby amended by deleting clause (f) thereof in its entirety and replacing it with the following:

“(f) Financial Assistance to Unrestricted Subsidiaries (i) that is financed by way of (A) public equity issuances, (B) Subordinated Debt, or (C) Excess Distributable Free Cash Flow; and (ii) that is financed by any means other than those described in clauses (f)(i)(A), (B) or (C), in an amount not exceeding in the aggregate the following amounts:

(I) effective September 30, 2014, US$[REDACTED];

(II) effective March 31, 2015, US$[REDACTED];

(III) effective upon the Hudson Solar Closing Date (provided that such date occurs prior to the NEC Closing Date), US$[REDACTED]; and

(IV) effective upon the NEC Closing Date, US$[REDACTED];
provided further that the aggregate amount of all Financial Assistance to Unrestricted Subsidiaries shall not exceed:

(I) effective September 30, 2014, US$80,000,000,

(II) effective upon the earlier of March 31, 2015, the Hudson Solar Closing Date and the NEC Closing Date, US$75,000,000.”

(7) Section 9.04(7) of the Credit Agreement is hereby amended by adding the following paragraphs at the end of such section:

“Notwithstanding Section 9.04(7)(a), the calculation for determining the amount of Permitted Distributions that are permitted to be made to any Person who is not an Obligor pursuant to Section 9.04(7)(a), shall be based on the following (and not based on a last twelve month basis): (i) for the Fiscal Quarter ending September 30, 2014, the calculation shall be based on actual Distributable Free Cash Flow in such Fiscal Quarter; (ii) for the Fiscal Quarter ending December 31, 2014, the calculation shall be based on actual Distributable Free Cash Flow in such Fiscal Quarter and the immediately prior Fiscal Quarter, in the aggregate; (iii) for the Fiscal Quarter ending March 31, 2015, the calculation shall be based on actual Distributable Free Cash Flow in such Fiscal Quarter and the two immediately prior Fiscal Quarters, in the aggregate. For greater certainty, for each Fiscal Quarter following the Fiscal Quarter ending March 31, 2015, the amount of such Permitted Distributions pursuant to Section 9.04(7)(a) shall be based on a last twelve month basis.

Notwithstanding Section 9.04(7)(a), for the Fiscal Quarter ending September 30, 2014, the Borrowers may make a Permitted Distribution in excess of actual Distributable Free Cash Flow in an amount not to exceed $20,000,000 in the aggregate.

Notwithstanding Section 9.04(7)(a), for the Fiscal Quarter ending December 31, 2014, the Borrowers may make a Permitted Distribution in excess of actual Distributable Free Cash Flow in an amount not to exceed $15,000,000 in the aggregate.”

Section 3 Consent to Sale of Solar Business

Notwithstanding Section 9.04(1) of the Credit Agreement or any other provision of the Credit Agreement, and subject to the terms and conditions provided for herein, the Lenders hereby consent to the sale by the US Borrower of all of the issued and outstanding shares in the capital of Hudson Solar to SunEdison Holdings Corp. and TerraForm Hudson Energy Solar, LLC (collectively, the “Hudson Purchasers”) pursuant to the terms of a stock purchase agreement among the US Borrower, Hudson Solar, JustEnergy and the Hudson Purchasers (the “Solar Business Disposition”).

Section 4 Representations and Warranties

In order to induce the Agent and the Lenders to enter into this Agreement, the Borrowers (a) confirm that all the representations and warranties of the Borrowers contained in the Credit Agreement and in any written statement, certificate or other document delivered pursuant thereto or in connection with the transactions contemplated thereby are true and correct in all material respects as of the date hereof as if made on and as of the date hereof, (b) confirm that no Event of Default or Pending Event of Default has occurred and is continuing on the date hereof, and (c) confirm that no Material Adverse Effect has occurred since March 31, 2014.

Section 5 Conditions Precedent

This Agreement shall be subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent and the Lenders:

(a) execution and delivery of this Agreement by the Borrowers, the Agent and the Lenders;

(b) delivery to the Agent of an acknowledgement and confirmation executed by each of the Obligors in favour of the Collateral Agent, the Agent and each of the Lenders;

(c) the Agent will have received certified copies of the Organizational Documents of each of the Borrowers, the resolutions authorizing the execution, delivery and performance of each of their respective obligations under this Agreement and the transactions contemplated herein, and certificates as to the incumbency of the officers of each of the Borrowers;

(d) certificates of status or good standing, as applicable, of each of the Borrowers will have been delivered to the Agent;

(e) no Event of Default or Pending Event of Default has occurred and is continuing on the date hereof;

(f) no Material Adverse Effect shall have occurred since March 31, 2014; and

(g) the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement.

Section 6 Expenses

The Borrowers shall pay all reasonable fees and expenses, including, without limitation, reasonable legal fees incurred by the Agent and Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Agreement and all other documents and instruments arising therefrom and/or executed in connection therewith.

Section 7 Continuance of Credit Agreement and Security

(1) The Borrowers acknowledge and confirm that the Credit Agreement and Credit Documents shall be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein.

(2) The parties hereto acknowledge and agree that (i) the amendments to the Credit Agreement contained in Sections 5(1), 5(2), 5(7), 5(10) and 5(11) of the Third Amendment Agreement shall not be effective as of the NEC Closing Date, as such amendments have been further modified and amended pursuant to the terms of this Agreement, and (ii) for greater certainty, the amendments to the Credit Agreement contained in Sections 5(3), 5(4), 5(5), 5(6), 5(9) and 5(12) of the Third Amendment Agreement shall not be effective on the date hereof, and shall only become effective as of the NEC Closing Date, subject to satisfaction of the conditions precedent set forth in Section 6 of the Third Amendment Agreement. For greater certainty, the amendment to the Credit Agreement contained in Section 5(8) of the Third Amendment Agreement shall only be effective as of the Intercreditor Amendment Date (as defined in the Third Amendment Agreement).

Section 8 No Waiver

The Borrowers acknowledge and confirm that except as expressly set out in this Agreement, none of the terms contained in this Agreement shall operate or be construed as a waiver of any of the provisions of the Credit Documents or any Default or Event of Default.

Section 9 Counterparts

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section 10 Governing Law

This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages to follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

BORROWERS:

AGENT:
JUST ENERGY ONTARIO L.P. by its general
partner JUST ENERGY CORP.

By: /Signed
Name: Patrick McCullough
Title: Chief Financial Officer

By: /Signed
Name: Jonah T. Davids Title:
EVP and General Counsel

JUST ENERGY (U.S.) CORP.

By: /Signed
Name: Patrick McCullough
Title: Chief Financial Officer

By: /Signed
Name: Jonah T. Davids
Title: EVP and General Counsel

CANADIAN IMPERIAL BANK OF
COMMERCE, as Administrative Agent

By: /Signed
Name: David Evelyn
Title: General Manager

By: /Signed
Name: Neermala Hurry
Title: Assistant General Manager

LENDERS:

 CANADIAN IMPERIAL BANK OF COMMERCE,
as a Canadian Lender and Swingline Lender

By: /Signed
Name: Jordan Spellman
Title: Director

By: /Signed
Name: Ben Fallico
Title: Executive Director

NATIONAL BANK OF CANADA, as a Canadian Lender

By: /Signed
Name: Richard Lo
Title: Director

By: /Signed
Name: Ian Gillespie
Title: Managing Director

ROYAL BANK OF CANADA, as a Canadian Lender

By: /Signed
Name: Nicole Fang
Title: Authorized Signatory

By:______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as a Canadian Lender

By:________________________
Name:
Title:

By:_________________________
Name:
Title:

HSBC BANK CANADA, as a Canadian Lender

By: /Signed
Name: Andrew Sclater
Title: Global Relationship Manager

By: /Signed
Name: David Ahern
Title: Global Relationship Manager

ALBERTA TREASURY BRANCHES, as a Canadian Lender

By: /Signed
Name: Gine Guirguis
Title: Director

By: /Signed
Name: Michael Thomas
Title: Associate Director

THE TORONTO-DOMINION BANK,
as a Canadian Lender

By: /Signed
Name: Tim Thomas
Title: Managing Director

By: /Signed
Name: Richard Robarts
Title: Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH,
as a US Lender and US Swingline Lender

By: /Signed
Name: Robert Robin
Title: Authorized Signatory

By: /Signed
Name: Dominic Sorresso
Title: Authorized Signatory

NATIONAL BANK OF CANADA - NEW YORK BRANCH, as a US Lender

By: /Signed
Name: Vincent Lima
Title: Vice President

By: /Signed
Name: Ian Gillespie
Title: Managing Director

ROYAL BANK OF CANADA, as a US Lender

By: /Signed
Name: Nicole Fang
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, as a US Lender

By:____________________________
Name:
Title:

By:_____________________________
Name:
Title:

HSBC BANK CANADA, as a US Lender

By: /Signed
Name: Andrew Sclater
Title: Global Relationship Manager

By: /Signed
Name: David Ahern
Title: Global Relationship Manager

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as a US Lender By: /Signed Name: Robyn Zeller Title: Vice President By:_________________________________ Name: Title: